Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of June 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: June 30, 2006

List of materials

Documents attached hereto:


i)  Press release announcing Reassessment of Transfer Pricing of Transactions


                                                                Sony Corporation
                                                Sony Computer Entertainment Inc.


                                                                     No. 06-055E

                Reassessment of Transfer Pricing of Transactions


Tokyo, June 30, 2006 - Sony Corporation ("Sony") and Sony Computer Entertainment Inc. ("SCEI") announced today that they have each received notification from the Tokyo Regional Taxation Bureau ("TRTB") of a reassessment of the profits they reported from transactions between SCEI and its subsidiary Sony Computer Entertainment America Inc. ("SCEA"), for the fiscal years ended March 31, 2000 through 2005. On the same date, Sony also received notification of a reassessment of the profits reported from transactions related to CD and DVD disc manufacturing operations with a number of its overseas subsidiaries for the fiscal years ended March 31, 2004 and 2005.


Sony and SCEI believe that their allocation of income for the periods in question was appropriate and that they have paid the proper amount of taxes in each of the jurisdictions. Therefore Sony and SCEI disagree with the position of the TRTB and will promptly lodge an objection. In addition, they simultaneously plan to formally request bilateral consultations (where available) to obtain relief from double taxation under the applicable tax treaties of various countries.


Sony and SCEI believe that they will ultimately be able to solve this issue to their satisfaction through available procedures including the bilateral consultations mentioned above.


Transfer pricing was reassessed in accordance with the notification from the TRTB, resulting in additional Japanese income of 74.4 billion yen, which led to Sony and SCEI incurring an additional cash tax (including corporate tax and others) of approximately 27.9 billion yen. Sony and SCEI believe that double taxation will be avoided through the above procedures, and therefore Sony does not expect any material impact on its consolidated profit and loss as a result of this reassessment.